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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934


                              TenFold Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  88033A 10 3
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

  CUSIP NO.  88033A 10 3
           -------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Gary D. Kennedy
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          4,313,951, as of December 31, 1999
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             127,844*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          4,313,951, as of December 31, 1999
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          127,844*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,441,795, as of December 31, 1999
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.8%, based on 34,825,191 shares of Common Stock outstanding as of December 31, 1999
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

Item 1

     (a) Name of Issuer

         TenFold Corporation

     (b) Address of Issuer's Principal Executive Offices

         180 West Election Road, Draper, Utah 94020

Item 2

     (a) Name of Person Filing

         Gary D. Kennedy

     (b) Address of Principal Business Office or, if none, Residence

         7814 South Pheasantwood Drive, Sandy, Utah 84903

     (c) Citizenship

         USA

     (d) Title of Class of Securities

         Common Stock

     (e) CUSIP Number

         88033A 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          4,441,795, as of December 31, 1999

     (b)  Percent of class:

          12.8%, based on 34,825,191 shares of Common Stock outstanding as of December 31, 1999

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote

                4,313,951, as of December 31, 1999

          (ii)  Shared power to vote or to direct the vote

                127,844*

          (iii) Sole power to dispose or to direct the disposition of

                4,313,951, as of December 31, 1999

          (iv)  Shared power to dispose or to direct the disposition of

                127,844*

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

* These shares are held by Star Valley LLC, a limited liability company in which Mr. Kennedy is a co-managing member and as such exercises shares voting and investment power with respect to the shares of TenFold held by Star Valley LLC. Mr. Kennedy disclaims beneficial ownership of the shares of TenFold held by Star Valley LLC.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 7, 2001
                                              ----------------------------------
                                                            Date

                                                    /s/ Gary D. Kennedy
                                              ----------------------------------
                                                          Signature

                                                        Gary D. Kennedy
                                              ----------------------------------
                                                          Name/Title